Exhibit 99.1

DESCRIPTION OF REGULATION AND LICENSING

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos is subject to extensive regulation under the laws and regulations of the jurisdiction in which it is located. These laws and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.  Any material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results.

In addition to gaming regulations, our businesses are subject to various federal, state, and local laws and regulations of the countries and states in which we operate. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, smoking, environmental matters, employment and immigration, currency transactions, taxation, zoning and building codes, land use, marketing and advertising, lending, privacy, telemarketing, regulations applicable under the Office of Foreign Asset Control, the Foreign Corrupt Practices Act and the various reporting and anti-money laundering regulations. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results.

Gaming Regulation Overview

In the jurisdictions in which we operate, gaming laws and regulations require, among other things:

•	the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices and procedures;

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the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum internal control procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	reliable record keeping and the filing of periodic reports with our gaming regulators;

•	the prevention of cheating and fraudulent practices;

•	the qualification, licensing or registration of certain employees, vendors and other persons with a financial interest in or control or influence over gaming operations;

•	the payment of gaming taxes, licensing fees and other regulatory fees; and

•	maintenance of responsible gaming programs;

•	compliance with community benefits agreements in our host and surrounding communities, where applicable.

Typically, regulatory environments in the jurisdictions in which we operate are established by legislation and are administered by a regulatory agency or agencies with the authority to interpret their gaming enabling legislation and regulations promulgated thereunder and have broad discretion and authority to regulate the affairs of owners, managers, and persons with financial interests in gaming operations. Gaming regulators in the various jurisdictions in which we operate, among other things:

•	adopt regulations under their gaming enabling legislation;

•	investigate and enforce gaming laws and regulations;

•	impose disciplinary sanctions for violations, including fines and penalties;

•	review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

•	grant licenses for participation in gaming operations;

•	collect and review reports and information submitted by participants in gaming operations;

•	review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and

•	establish and collect taxes and fees.

Any changes in the laws, regulations, and supervisory procedures of a gaming jurisdiction in which we operate could have an adverse effect on our business and operating results.

Licensing, Suitability and Qualification Determinations

Gaming laws and regulations require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses or findings of suitability or qualification from gaming regulators.  Licenses or findings of suitability or qualification typically require a determination that the applicant satisfies specific criteria set forth in the applicable gaming laws and regulations. Gaming regulators have broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable or qualified. Subject to certain administrative proceeding requirements, gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability, qualification or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming regulator. The criteria used in determining whether to grant or renew a license or finding of suitability or qualification vary from jurisdiction-to-jurisdiction but generally include such factors as:

•	the good character, honesty and integrity of the applicant;

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the financial stability, integrity and responsibility of the applicant, including whether the gaming operation in the jurisdiction is adequately capitalized to pay winning wagers as and when due, meet ongoing operating expenses, pay all local, state and federal taxes as and when due, make necessary capital and maintenance expenditures in a timely manner, and make all long-term and short-term debt payments and satisfy capital lease obligations as and when due;

•	the quality of the applicant’s gaming facility and non-gaming amenities;

•	the total amount of the investment in the applicant’s gaming facility and non-gaming amenities;

•	the effect on competition and the general impact on the host and surrounding communities;

•	the amount of revenue to be derived by the applicable jurisdiction through the operation of the applicant’s gaming facility; and

•	the applicant’s practices with respect to minority and local hiring and training of its workforce.

In evaluating individual applicants, gaming regulators consider, among other things, the individual’s good character, honesty and integrity, financial stability, criminal and financial history, and the character of those with whom the individual associates.

Many jurisdictions limit the number of licenses granted to operate gaming facilities within the jurisdiction, and some jurisdictions limit the number of licenses granted to any one gaming operator.  For example, in Maryland, state law allows us to hold an interest in only one video lottery operation. Licenses under gaming laws are generally not transferable, although some jurisdictions permit a transfer with the prior approval of the jurisdiction’s gaming regulator(s).  Licenses in many of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time.  There can be no assurance that any of our licenses will be renewed.

A gaming license is generally a revocable privilege. Many jurisdictions have statutory or regulatory provisions that govern the required action that may be taken in the event that a license is revoked or not renewed. For example, under New Jersey gaming laws, a conservator may be appointed by the New Jersey Casino Control Commission (“NJCCC”) to assume complete operational control of the casino and the approved hotel facility upon the revocation of a casino license, and the conservator may, at the direction of the NJCCC and after appropriate prior consultation with the former licensee as to the reasonableness of such terms and conditions, endeavor to and be authorized to sell, assign, convey or otherwise dispose of in bulk, subject to any and all valid liens, claims, and encumbrances, all the property of a former licensee relating to the casino and the approved hotel.

In addition to us and our direct and indirect subsidiaries engaged in gaming operations, gaming regulators may investigate any individual or entity having a material relationship to, or material involvement with, any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Certain jurisdictions require that any change in our directors or officers, including the directors or officers of our subsidiaries, must be approved by the requisite gaming regulator(s). Our officers, directors and certain key employees must also file applications with gaming regulators and may be required to be licensed or be found suitable or qualified in many jurisdictions. Gaming regulators have broad discretion to deny an application for licensing. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough background investigation. The applicant has the burden of demonstrating suitability or qualification for licensure, and the applicant ordinarily must pay all the costs of the investigation. In addition to a gaming regulator’s authority to deny an application for licensure or a finding of suitability or qualification, gaming regulators also generally have the authority to condition or limit licensure or a finding of suitability or qualification, or disapprove of a change in an individual’s corporate position.

If a gaming regulator finds that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would ordinarily have to sever all relationships with such person. In addition, gaming regulators may require us to terminate the employment of any person who refuses to file appropriate applications.

In many jurisdictions, any of our shareholders or holders of our debt securities may be required to file an application, be investigated, and qualify or have his, her or its suitability determined. For example, under Nevada gaming laws, any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the voting securities determined if the Nevada Gaming Commission (the “NGC”) has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the NGC and the Nevada Gaming Control Board (“NGCB”) in conducting any such investigation.

Furthermore, any person required by a gaming regulator to be found suitable, who is found unsuitable by the gaming regulator, shall not be able to hold directly or indirectly the beneficial ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the gaming regulator (or otherwise subject to a finding of suitability or qualification as holding company of a gaming licensee), such as MGM Resorts International, beyond the time prescribed by the gaming regulator. A finding of unsuitability by a particular gaming regulator impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of our voting securities and, in some jurisdictions, our non-voting securities, typically 5%, to report the acquisition to gaming regulators, and gaming regulators may require such holders to apply for qualification or a finding of suitability. For example, Nevada gaming laws require any person who acquires more than 5% of any class of our voting securities to report the acquisition to the NGC.  Additionally, Nevada gaming laws require that beneficial owners of more than 10% of any class of our voting securities apply to the NGC for a finding of suitability within 30 days after the Chair of the NGCB mails the written notice requiring such filing.

However, many jurisdictions permit an “institutional investor” to apply for a waiver that allows the “institutional investor” to acquire, in many cases, up to 15% of our voting securities without applying for qualification or a finding of suitability. The gaming laws and regulations of a particular jurisdiction typically define who may be considered an “institutional investor,” and typically provide particular categories of persons who may be considered such an investor, e.g., a retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees; investment company registered under the Investment Company Act of 1940 (15 U.S.C. § 80a-1 et seq.); licensed life insurance company or property and casualty insurance company; banking and other chartered or licensed lending institution; and investment advisor registered under The Investment Advisors Act of 1940 (15 U.S.C. § 80b-1 et seq.). Additionally, a person satisfying the applicable “institutional investor” definition must also generally have acquired and hold the securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming regulators find to be inconsistent with holding our voting securities for investment purposes only. An application for a waiver as an institutional investor generally requires the submission of detailed information about the company and its regulatory filings, the name of each person that beneficially owns more than 5% of the institutional investor’s securities or other equivalent and a certification made under oath or penalty for perjury, that the securities were acquired and are held for investment purposes only.  Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.  A change in the investment intent of an institutional investor must be reported to certain gaming regulators immediately if such investment intent changes.

Generally, any person who beneficially owns our voting securities and fails or refuses to apply for a finding of suitability or qualification within the time prescribed by applicable law after being ordered to do so, or who refuses or fails to cooperate with any regulatory investigation or fails to pay the investigative costs incurred in connection with investigation of its application, may be found unsuitable or not qualified. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our common stock beyond such period of time as may be prescribed by the applicable gaming regulators may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us or any of our subsidiaries, we or any of our subsidiaries:

•	pay that person any dividend or interest upon any of our voting securities;

•	allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

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fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities including if necessary, the immediate purchase of the voting securities for cash at fair market value.

Gaming regulators may, either as required by applicable law or in their discretion, also require the holder of any debt security to file an application, be investigated, and be found suitable or qualified to hold the debt security. In such cases, some jurisdictions permit the holder to seek an institutional investor waiver in accordance with applicable law. If a gaming regulator determines that a person is unsuitable or not qualified to own the debt security, the gaming regulator may, either as required by applicable law or in its discretion, limit the ability of the issuer to pay any dividend, interest, or  any other distribution whatsoever to the unsuitable or not qualified person.

Many jurisdictions also require that manufacturers and distributors of gaming equipment and suppliers of certain goods and services to gaming industry participants be registered or licensed and require us to purchase and lease gaming equipment, supplies and services only from properly registered or licensed suppliers.

Additionally, the ability of a lender to foreclose on pledged assets, including gaming equipment, is subject to compliance with applicable gaming laws. For example, under New Jersey gaming laws, generally, no person is permitted to hold an ownership interest in or manage a casino or own any gaming assets, including gaming devices, without being licensed. Consequently, any lender who desires to enforce a security interest must file the necessary applications for licensure, be investigated, and either be found qualified by the NJCCC or obtain interim casino authorization (“ICA”) prior to obtaining any ownership interest. Similarly, any prospective purchaser of an ownership interest in a casino or of gaming assets must file the necessary applications for licensure, be investigated, and either found qualified by the NJCCC or obtain ICA prior to obtaining any ownership interest or gaming assets.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws or regulations, our gaming licenses could be limited, conditioned, suspended or revoked by gaming regulators, and we and any other persons involved could be subject to substantial fines.  Additionally, a trustee, conservator or other person can be appointed by gaming regulators to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable jurisdictions, or even sell the gaming assets if the gaming license for that property is revoked or not renewed. Violations of gaming laws or regulations in one jurisdiction could result in disciplinary action in other jurisdictions.  As a result, violations by us of applicable gaming laws or regulations could have a material adverse effect on our financial condition, prospects and results of operations.

Reporting and Recordkeeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming regulators may require.  In some jurisdictions, regulators have authority to compel the production of documents or inspect records maintained on the premises of the casino. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos and Suspicious Activity Reports if the facts presented so warrant. Some jurisdictions also require the maintenance of a log that records aggregate cash transactions in particular amounts. We are required to maintain a current stock ledger which may be examined by gaming regulators at any time. We may also be required to disclose to gaming regulators upon request the identities of the holders of our equity, debt or other securities. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming regulators. Failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming regulators may also require certificates for our stock or that of one or more of our subsidiaries to bear a legend indicating that the securities are subject to specified gaming laws or transfer restrictions. In certain jurisdictions, gaming regulators have the power to impose additional restrictions on the holders of our securities at any time.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to, or approved by, gaming regulators. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming regulators if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in such jurisdictions, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise, require prior approval of gaming regulators in certain jurisdictions. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming regulators with respect to a variety of stringent standards prior to assuming control. Gaming regulators may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Certain gaming laws and regulations in jurisdictions we operate in establish that certain corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting us or our subsidiaries may be injurious to stable and productive corporate gaming, and as a result, prior approval may be required before we may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) above the current market price and before a corporate acquisition opposed by management can be consummated. In certain jurisdictions, the gaming regulators also require prior approval of a plan of recapitalization proposed by the board of directors of a publicly traded corporation which is registered with the gaming authority in response to a tender offer made directly to the registered corporation’s stockholders for the purpose of acquiring control of the registered corporation.

Because licenses under gaming laws are generally not transferable, we may not grant a security interest in our gaming licenses, and our ability to grant a security interest in any of our gaming assets is limited and may be subject to receipt of prior approval from gaming regulators. A pledge of the stock or other equity interest in a subsidiary holding a gaming license and the foreclosure of such a pledge may be ineffective without the prior approval of gaming regulators in certain jurisdictions. Moreover, our subsidiaries holding gaming licenses may be unable to guarantee a security issued by an affiliated or parent company pursuant to a public offering, or pledge their assets to secure payment of the obligations evidenced by the security issued by an affiliated or parent company, without the prior approval of certain gaming regulators.

Some jurisdictions also require us to file a report or notice with the gaming regulator within a prescribed period of time following certain financial transactions or the transfer or offering of certain securities. Were they to deem it appropriate, certain gaming regulators reserve the right to order such transactions rescinded.

Certain jurisdictions require the establishment of a compliance committee with one or more independent members and the implementation of a compliance review and reporting system or plan created for the purpose of monitoring activities related to our continuing qualification. These plans generally require periodic reports to senior management of our company and to our gaming regulators.

Certain jurisdictions require that an independent audit committee oversee the functions of surveillance and internal audit departments at our casinos.

License Fees and Gaming Taxes

We pay substantial license fees, contributions to responsible gaming programs, and taxes in many jurisdictions, including the counties, cities, and any related agencies, boards, commissions, or authorities, in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable either daily, monthly, quarterly or annually. License fees and taxes are based upon such factors as:

•a percentage of the gross revenues received;

•the number of gaming devices and table games operated; and

•the particular county in which the casino is located.

A live entertainment tax is also paid in certain jurisdictions by casino operations where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise. The tax rates applicable to our business and operations are subject to change.

Operational Requirements

In many jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In some jurisdictions, we are required to make a good faith effort to procure goods and services from local suppliers and minority-owned, women-owned and veteran-owned businesses in connection with our construction projects.

Some jurisdictions also require us to make a good faith effort to meet workforce diversity and local labor participation goals in our operations and to procure goods and services from local suppliers and minority-owned, women-owned and veteran-owned businesses.

Some of our gaming operations are subject to hours of operations restrictions. Additionally, some of our operations are subject to restrictions on the number of gaming positions we may have.

In 1994, the Mississippi Gaming Commission adopted a regulation requiring as a condition of licensure or license renewal that a gaming establishment’s plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost.  Amendments to the Mississippi gaming regulations impose additional non-gaming infrastructure requirements on new casino projects in Mississippi. To the extent applicable, our Mississippi casinos are in compliance with these regulations.

Racetracks

We operate Yonkers Raceway, a standardbred harness racing track, and Empire City Casino, a video lottery gaming operation, in Yonkers, New York. The operations are regulated by the New York State Gaming Commission. We also operate Northfield Park, a standardbred harness racing track, and MGM Northfield Park, a video lottery gaming operation, in Northfield, Ohio. The racing operations are regulated by the Ohio State Racing Commission, and the video lottery gaming operations are regulated by the Ohio Lottery Commission. In addition to laws and regulations affecting the video lottery operations at these tracks, there exist extensive laws and regulations governing the operation of racetracks, the horse races that are run at those tracks, and pari-mutuel wagering conducted at the tracks. Regulation of horse racing is typically administered separately from our other gaming operations, with separate licenses and license fee structures.  Racing regulations may limit or dictate the number of days on which races may be or must be held. Additionally, in both New York and Ohio, the video lottery operations are contingent upon us holding a valid license to hold live horse racing meets at each racing track.

Online Gaming and Sports Betting

In 2013, Nevada legalized real money online poker within the State. The NGC then adopted regulations and established licensing requirements for the operation of real money online poker within the State. In 2013, New Jersey also legalized real money online casino gaming within the State. The New Jersey Division of Gaming Enforcement (“NJDGE”) then adopted regulations and established licensing requirements for the operation of real money online casino gaming in the State. Marina District Development Company, LLC (“MDDC”), our New Jersey subsidiary that operates Borgata Hotel Casino & Spa in Atlantic City, has been issued an Internet Gaming Permit for real money online gaming in New Jersey.

In 2017, Mississippi legalized on-premises sports betting at licensed casinos subject to the prior approval of the Executive Director of the Mississippi Gaming Commission (“MGC”). In June 2018, the MGC adopted regulations for the operation of sports books at licensed casinos in Mississippi. The regulations also permit mobile betting if the player is physically located within a casino and hotel facility approved by the Executive Director. In July 2018, our two Mississippi operating subsidiaries, Beau Rivage Resorts, LLC and MGM Resorts Mississippi, LLC, obtained approval from the Executive Director to offer sports betting at their respective casino properties, and their respective sports books began operations on August 1, 2018.

In 2018, New Jersey legalized on-premises and online sports betting conducted by licensed casinos and existing and certain former horse race tracks. The regulation of sports betting in New Jersey is similar to the manner in which the NJDGE regulates online casino gaming and casinos. The NJDGE regulates the types of wagers that may be placed, but in-play wagering may be permitted. However, wagering on certain events, such as collegiate events in which New Jersey colleges participate, is prohibited. A casino licensed to offer online sports betting currently may offer no more than three individually branded websites. MDDC has been issued a Sports Wagering License for on-premises sports betting at Borgata Hotel Casino & Spa and online sports betting in New Jersey.

In 2019, Michigan legalized real money online casino gaming and online sports betting for commercial and Indian casinos within the State. Implementing regulations have yet to be adopted. Additionally, on-premises sports betting in commercial casinos is presently expected to be implemented by the Michigan Gaming Control Board in the first or second quarter of 2020.

The gaming and other laws and regulations to which we are subject could change or could be interpreted differently in the future, or new laws and regulations could be enacted. For example, in 2018, the U.S. Department of Justice (“DOJ”) reversed its previously-issued opinion published in 2011, which stated that interstate transmissions of wire communications that do not relate to a “sporting event or contest” fall outside the purview of the Wire Act of 1961 (“Wire Act”). The DOJ’s updated opinion concluded instead that the Wire Act was not uniformly limited to gaming relating to sporting events or contests and that certain of its provisions apply to non-sports-related wagering activity. In June 2019, a federal district court in New Hampshire ruled that the DOJ’s new interpretation of the Wire Act was erroneous and vacated DOJ’s new opinion. DOJ has appealed the decision of the district court to the U.S. Court of Appeals for the First Circuit. An adverse ruling in the Court of Appeals or other disposition of the case may impact our ability to engage in online gaming in the future. Any such material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results.

Macau S.A.R. Laws and Regulations

MGM Grand Paradise is regulated as a gaming operator under applicable Macau law and our ownership interest in MGM Grand Paradise is subject to continuing regulatory scrutiny. We are required to be approved by the Macau government (gaming authorities) to own an interest in a gaming operator. Authorized gaming operators must pay periodic fees and taxes, and gaming rights are not transferable, unless approved by the Macau government. MGM Grand Paradise must periodically submit detailed financial and operating reports to the Macau gaming authorities and furnish any other information that the Macau gaming authorities may require. No person may acquire any rights over the shares or assets of MGM Grand Paradise without first obtaining the approval of the Macau gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of MGM Grand Paradise or other rights relating to such shares, and any act involving the granting of voting rights or other stockholders’ rights to persons or entities other than the original owners, would require the approval of the Macau government and the subsequent report of such acts and transactions to the Macau gaming authorities. The stock of MGM Grand Paradise and its casinos, assets and equipment shall not be subject to any liens or encumbrances, except under authorization by the Macau government.

MGM Grand Paradise’s subconcession contract requires approval of the Macau government for transfers of shares, or of any rights over such shares, in any of the direct or indirect stockholders in MGM Grand Paradise, including us, provided that such shares or rights are directly or indirectly equivalent to an amount that is equal to or higher than 5% of the share capital in MGM Grand Paradise. Under the subconcession contract, this approval requirement does not apply to securities that are listed and tradable on a stock market. Since MGM Grand Paradise’s securities are not listed and tradable on a stock market this approval requirement applies to transfers of MGM Grand Paradise’s shares. The Macau government must also give their prior approval to changes in control of MGM Grand Paradise through a merger, consolidation, stock or asset acquisition, management or consulting agreement or any act or conduct by any person whereby he or she obtains control. Entities seeking to acquire control of a registered corporation must satisfy the Macau government concerning a variety of stringent standards prior to assuming control.

The subconcession contract requires the Macau gaming authorities’ prior approval of any recapitalization plan, any increase of the capital stock by public subscription, any issue of preferential shares or any creation, issue or transformation of types or series of shares representative of MGM Grand Paradise capital stock, as well as any change in the constituent documents (i.e., articles of association) of MGM Grand Paradise. The Chief Executive of Macau could also require MGM Grand Paradise to increase its share capital if he deemed it necessary.

The Macau gaming authorities may investigate any individual who has a material relationship to, or material involvement with, MGM Grand Paradise to determine whether MGM Grand Paradise’s suitability and/or financial capacity is affected by that individual. MGM Grand Paradise shareholders with 5% or more of the share capital and directors must apply for and undergo a finding of suitability process and maintain due qualification during the subconcession term, and accept the persistent and long-term inspection and supervision exercised by the Macau government. MGM Grand Paradise is required to immediately notify the Macau government should MGM Grand Paradise become aware of any fact that may be material to the appropriate qualification of any shareholder who owns 5% or more of the share capital, or any director or key employee. Changes in approved corporate positions must be reported to the Macau gaming authorities. The Macau gaming authorities have jurisdiction to deny an application for a finding of suitability.

The Macau gaming authorities also have the power to supervise gaming operators in order to assure the financial stability of corporate gaming operators and their affiliates.

MGM Macau and MGM Cotai were constructed and are operated under MGM Grand Paradise’s subconcession contract. This subconcession excludes the following gaming activities: mutual bets, gaming activities provided to the public, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or planes. MGM Grand Paradise’s subconcession is exclusively governed by Macau law. MGM Grand Paradise is subject to the exclusive jurisdiction of the courts of Macau in case of any potential dispute or conflict relating to our subconcession.

MGM Grand Paradise’s subconcession contract expires on June 26, 2022. Unless the subconcession is extended, on that date, all casino operations and related equipment in MGM Macau will automatically be transferred to the Macau government without compensation to MGM Grand Paradise and MGM Resorts International will cease to generate any revenues from these operations. Beginning on April 20, 2017, the Macau government may redeem the subconcession by giving MGM Grand Paradise at least one year prior notice and by paying fair compensation or indemnity.

The amount of such compensation or indemnity will be determined based on the amount of revenue generated during the tax year prior to the redemption.

The Macau government also has the right to unilaterally terminate, without compensation to MGM Grand Paradise, the subconcession at any time upon the occurrence of fundamental non-compliance by MGM Grand Paradise with applicable Macau laws or MGM Grand Paradise’s basic obligations under the subconcession contract. If the default is curable, the Macau gaming authorities are required to give MGM Grand Paradise prior notice to cure the default, though no specific cure period for that purpose is provided.

Under the subconcession, MGM Grand Paradise Limited is obligated to pay to the Macau S.A.R. an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables employed and gaming machines operated. The fixed portion of the premium is equal to 30 million patacas (approximately $3.7 million, based on exchange rates at December 31, 2019). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately $37,399 $18,700 and $125, respectively, based on exchange rates at December 31, 2019), subject to a minimum of forty five million patacas (approximately $5.6 million, based on exchange rates at December 31, 2019). MGM Grand Paradise Limited also has to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. It must also contribute 1.6% and 2.4% (a portion of which must be used for promotion of tourism in Macau) of its gross gaming revenue to a public foundation designated by the Macau S.A.R. government and to the Macau S.A.R, respectively, as special levy.

Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenue. However, gross gaming revenue does not include deductions for credit losses. As a result, if MGM Grand Paradise issues markers to its customers in Macau and is unable to collect on the related receivables from them, it has to pay taxes on its winnings from these customers even though it was unable to collect the related receivables.

MGM Grand Paradise has received from the Macau government a concession to use a 10.67 acre parcel of land for MGM Macau (the “MGM Macau Land Contract”), and a concession to use an approximately 18 acre site parcel of land for MGM Cotai (the “MGM Cotai Land Contract”). The land concessions will expire on April 6, 2031 and on January 8, 2038, respectively, and are renewable. MGM Grand Paradise is obligated to pay rent annually for the term of the MGM Macau Land Contract and of the MGM Cotai Land Contract. The rent amounts may be revised every five years by the Macau government, according to the provisions of the Macau Land law.

MGM Grand Paradise received an exemption from Macau’s corporate income tax on profits generated by the operation of casino games of chance for a period of five-years starting at January 1, 2007. In October 2011, MGM Grand Paradise was granted an extension of this exemption for an additional five years. The exemption was further extended on September 7, 2016 through March 31, 2020.